November 04, 2005

     Mail Stop 4561
     Nick Ventimiglia
Chief Executive Officer
Central Coast Bancorp
301 Main Street
Salinas, California 93901

      Re:	Central Coast Bancorp
		Form 10-K for the period ended December 31, 2004
		File No. 0-25418

Dear Mr. Ventimiglia:

	We have completed our review of your Form 10-K and have no further comments at this time.

								Sincerely,



      Donald Walker
								Senior Assistant Chief
Accountant